Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2019 AND 2018
(unaudited)

ALEXCO RESOURCE CORP.
NTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2019

(unaudited - expressed in thousands of Canadian dollars)	Note	September 30 2019	December 31 2018

Current Assets
Cash and cash equivalents	4	$10,551	$8,576
Accounts and other receivables		8,899	6,811
Investments	6	314	351
Inventories		1,255	818
Prepaid expenses and other		580	878
		21,599	17,434

Non-Current Assets
Restricted cash and deposits	5	2,774	2,725
Investments	6	439	409
Inventories		4,282	4,699
Property, plant and equipment	7,11	16,485	15,233
Mineral properties	8	87,713	82,226
Embedded derivative asset	9	15,968	9,671
Other assets	12	834	621

Total Assets		$150,094	$133,018

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	10	$7,226	$7,210
Lease liabilities	11	448	—
Environmental services contract loss provision		72	36
Deferred revenue		870	109
Flow-through share premium pending renunciation		300	649
		8,916	8,004
Non-Current Liabilities
Lease liabilities	11	1,114	—
Decommissioning and rehabilitation provision	14	5,640	5,286
Deferred income tax liabilities		4,493	3,098

Total Liabilities		20,163	16,388

Shareholders' Equity		129,931	116,630

Total Liabilities and Shareholders' Equity		$150,094	$133,018

COMMITMENTS	24

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30
		Three months ended		Nine months ended
unaudited - expressed in thousands of Canadian dollars, except per share amounts)	Note	2019	2018	2019	2018

Revenues
Environmental services revenue	16	$7,200	$4,669	$23,127	$10,978
Cost of Sales
Environmental services costs		5,780	2,967	18,201	7,078

Total Gross Profit		1,420	1,702	4,926	3,900

General and administrative expenses	17	3,380	3,039	11,108	8,923
Mine site care and maintenance	18	429	651	1,508	2,284
		3,809	3,690	12,616	11,207

Operating Loss		(2,389)	(1,988)	(7,690)	(7,307)

Other Income (Expenses)
Other income and expenses	19	(61)	(203)	(476)	(489)
Gain (loss) from equity investment	12	398	—	—	—
Gain (loss) on investments	6	3	(116)	(16)	(534)
Gain (loss) on embedded derivative	9	(191)	1,937	6,296	2,600

Income (Loss) Before Taxes		(2,240)	(370)	(1,886)	(5,730)

Income Tax Provision (Recovery)
Deferred		68	1,178	686	976

Net Loss		(2,308)	(1,548)	(2,572)	(6,706)

Other Comprehensive Income (Loss)
Gain (loss) on FVTOCI investments, net of tax		136	(238)	119	(693)
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		29	(43)	(82)	61

Other Comprehensive Income (Loss)		165	(281)	37	(632)
Total Comprehensive Loss		$(2,143)	$(1,829)	$(2,535)	$(7,338)

Basic and diluted loss per common share		$(0.02)	$(0.01)	$(0.02)	$(0.06)
Weighted average number of common shares outstanding		117,651,172	107,995,715	112,614,101	101,325,221

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30,
(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2019	2018	2019	2018

Cash Flows used in Operating Activities
Net loss	$(2,308)	$(1,548)	$(2,572)	$(6,706)
Items not affecting cash from operations:
Environmental services contract loss provision	1	(1)	37	(84)
(Gain) loss from equity investment	(398)	—	—	—
Depreciation of fixed assets and ROU assets	561	388	1,636	1,173
Amortization of intangible assets	12	13	36	39
Share-based compensation expense	425	461	2,074	2,230
Finance costs, foreign exchange and other	69	(1,937)	39	(2,600)
Derivative asset (gain) loss	191	(19)	(6,296)	114
Unrealized (gain) loss on investments	(4)	86	16	534
Deferred income tax provision (recovery)	69	1,176	678	975
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(1,852)	709	(2,089)	(1,064)
(Increase) decrease in inventories	(67)	(171)	(21)	19
Decrease in prepaid expenses and other current assets	345	293	509	558
Increase (decrease) in deferred revenue	789	(22)	761	(66)
Increase (decrease) in accounts payable and accrued liabilities	1,698	(537)	34	45

	(469)	(1,109)	(5,158)	(4,833)

Cash Flows (used in) from Investing Activities
Expenditures on mineral properties	(2,654)	(6,665)	(5,209)	(12,406)
Purchase or disposal of property, plant and equipment	(764)	(128)	(791)	(438)
(Increase) decrease in restricted cash	(12)	(13)	(12)	4,450
Acquisition of subsidiary	—	—	—	(536)
Investment in joint venture	(150)	—	(250)	—
Exercise of investment warrants	—	—	—	(184)
Proceeds from disposal (acquisition) of investments	109	(259)	109	(207)

	(3,471)	(7,065)	(6,153)	(9,321)

Cash Flows from (used in) Financing Activities
Repayment of lease liabilities	(142)	—	(439)	—
Proceeds from issuance of shares	—	—	12,135	9,042
Issuance costs	(88)	(126)	(1,387)	(989)
Proceeds from exercise of warrants	2,687	—	2,687	2,027
Proceeds from exercise of stock options	231	—	290	218

	2,688	(126)	13,286	10,298

Increase in Cash and Cash Equivalents	(1,252)	(8,300)	1,975	(3,856)
Cash and Cash Equivalents - Beginning of Period	11,803	22,350	8,576	17,906

Cash and Cash Equivalents - End of Period	$10,551	$14,050	$10,551	$14,050

SUPPLEMENTAL CASH FLOW INFORMATION (see note 21)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(unaudited - expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total

Balance - December 31, 2018	107,998,902	$212,903	$2,494	$5,841	$18,906	$(121,798)	$(1,716)	$116,630
Net loss	—	—	—	—	—	(2,572)	—	(2,572)
Other comprehensive loss	—	—	—	—	—	—	37	37
Share-based compensation expense recognized	—	—	—	2,269	—	—	—	2,269
Credit Facility fee - shares	171,480	211	—	—	—	—	—	211
Equity offering, net of issuance costs	8,342,200	10,275	104	—	—	—	—	10,379
Exercise of share options	409,500	430	—	(141)	—	—	—	289
Exercise of warrants	1,315,266	3,726	(1,038)	—	—	—	—	2,688
Share options forfeited or expired	—	—	—	(442)	442	—	—	—
Release of RSU settlement shares	391,988	636	—	(636)	—	—	—	—
Balance - September 30, 2019	118,629,336	$228,181	$1,560	$6,891	$19,348	$(124,370)	$(1,679)	$129,931

Balance - December 31, 2017	101,280,850	$202,389	$2,092	$6,660	$15,743	$(113,297)	$(1,131)	$112,456
Net loss	—	—	—	—	—	(6,706)	—	(6,706)
Other comprehensive loss	—	—	—	—	—	—	(632)	(632)
Share-based compensation expense recognized	—	—	—	2,563	—	—	—	2,563
Equity offering, net of issuance costs	4,703,000	6,680	—	—	—	—	—	6,680
Credit facility fee - warrants	—	—	938	—	—	—	—	938
Acquisition of Contango Strategies	237,999	416	—	—	—	—	—	416
Exercise of share options	281,666	323	—	(106)	—	—	—	217
Exercise of warrants	1,167,351	2,563	(536)	—	—	—	—	2,027
Share options forfeited or expired	—	—	—	(3,163)	3,163	—	—	—
Shares issued for Option agreement	10,000	14						14
Release of RSU settlement shares	318,036	497	—	(497)	—	—	—	—
Balance - September 30, 2018	107,998,902	212,882	2,494	5,457	18,906	(120,003)	(1,763)	117,973

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprising mineral exploration and mine development in Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral resources or reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. The carrying amounts of mineral properties are based on a disposal of part of a mineral property interest, costs incurred to date, adjusted for depletion and impairments and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements (except for those policies disclosed in Note 3), being for the year ended December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. Notes 3 and 11 discloses the effects of the adoption of new IFRS pronouncements and changes in existing accounting policies for all periods presented. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 13, 2019.

These consolidated financial statements have been prepared on a going concern basis and has been prepared under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of New and Amended Accounting Policies

The Corporation entered into two new joint arrangements during the nine month period ended September 30, 2019 to provide remediation and water treatment services at two mine sites located in the Yukon, Canada. As a result, the Corporation has adopted the following accounting policy to account for the joint arrangements:

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which the Corporation has rights to the assets and liabilities relating to the arrangement whereas a joint venture is a joint arrangement in which the Corporation has rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Joint Ventures”. Joint operations are accounted for by recognizing the Corporation’s share of the assets, liabilities, revenues, expenses and cash flows of the joint operation in the Corporation’s consolidated financial statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Investments in Joint Ventures

Investments in joint ventures are accounted for using the equity method as prescribed under IAS 28. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Corporation’s proportionate share of the profit and loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. The proportionate share of the joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and the joint venture’s policies before applying the equity method.

If the Corporation’s share of the joint venture’s losses equal or exceeds the investment in the joint venture, recognition of further losses is discontinued. After the interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. If the joint venture subsequently reports profits, then the Corporation resumes recognizing its proportionate share of profits only after its share of the profits equals the share of losses not recognized. At the balance sheet date, the Corporation considers whether there any indicators of impairment in the joint venture. If indicators exist, the Corporation will determine if impairment to the joint venture will be recorded.

Adoption of IFRS 16: Leases

The Corporation adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and the prior period financial information continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (‘IFRIC 4”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right-of-use (“ROU”) asset and a lease obligation at the lease commencement date.

The Corporation completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset, and the Corporation has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement. The Corporation incorporates both the lease and non-lease components as part of the total lease payment, as the Corporation elected not to separate non-lease components.

The Corporation, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Corporation’s incremental borrowing rate as at January 1, 2019. The associated ROU assets have been measured at an amount equal to the lease liability on January 1, 2019. The ROU asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. Furthermore, the ROU asset may be reduced due to impairment losses.

On initial adoption, the Corporation recorded right-of-use assets of $1,883,000 within property, plant and equipment, measured at an amount equal to the lease liability. The Corporation has elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve (12) months as at January 1, 2019 as short-term leases, recognized as an expense over the lease term; and
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of low dollar value (less than $5,000).

The following table reconciles the Corporation’s operating lease commitments at December 31, 2018, as previously disclosed in the Corporation’s annual consolidated financial statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Adoption of IFRS 16

Lease commitments as at December 31, 2018	$1,440
Less:
Short-term commitments	(50)
Add:
Operating lease obligations on adoption of IFRS 16	1,048
2,438
Impact of discounting	(555)

Lease liability as of January 1, 2019	$1,883

The following is the amended accounting policy as a result of the adoption of IFRS 16.

Leases

The ROU asset is initially recorded at cost, which comprises the initial amount of the lease liability and any initial direct costs incurred less any lease payments made at or before the initial adoption date. The ROU is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The lease term includes periods covered by an option to extend if the Corporation’s intention is to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for re-measurements of the lease obligation.

The Corporation elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low value assets. These lease payments associated with these leases are recognized as an expense over the lease term.

The lease liability is measured at the present value of the expected lease payments over the lease term, discounted at the implicit rate in the lease; if the rate cannot be determined, the incremental borrowing rate is used. The liability is increased for the passage of time and payments on the lease are offset against the lease liability. The liability is subsequently re-measured when there is a change in the lease agreement, such as a change in future lease payments or if the Corporation decides to purchase, extend or terminate the lease option. When the lease liability is re-measured, an adjustment is applied to the carrying value of the ROU asset.

4.	Cash and Cash Equivalents
	September 30 2019	December 31 2018
Cash at bank	$10,025	$3,629
Short-term bank deposits	526	4,947

	$10,551	$8,576

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Restricted Cash and Deposits
	September 30 2019	December 31 2018

Security for decommissioning obligations	$2,600	$2,569
Other	174	156

	$2,774	$2,725

Security for decommissioning obligations includes cash collateral and a surety bond representing security for future reclamation and closure activities for the Bellekeno, Bermingham, Flame & Moth, Lucky Queen and Onek deposits.

6.	Investments

	September 30 2019	December 31 2018

Common shares held in public companies	$746	$736
Warrants held	7	24

Investments	753	760
Less: current portion	314	351

	$439	$409

As of September 30, 2019, the Corporation held 8,736,644 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2018 - 8,736,644) and 995,500 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2018 - 1,320,500). As of September 30, 2019, the Corporation also held 1,780,822 warrants of Banyan (December 31, 2018 - 6,155,822) with an exercise price of $0.15 and expiry dates of July 19, 2020. The Corporation also held 300,000 warrants of Golden Predator (December 31, 2018 - 300,000) with an exercise price of $1.00 per share and an expiry date of December 21, 2020.

During the three and nine month periods ended September 30, 2019, the Corporation recorded a pre-tax (loss) gain on investments of $(4,000) and $16,000 (2018 - $(116,000) and $(534,000)), respectively on warrants held in Banyan and Golden Predator. During the same periods, the Corporation also recorded in other comprehensive income a fair value adjustment gain (loss) adjustment, net of tax of $137,000 and $120,000 (2018 - $(238,000) and $(693,000)) on common shares held in Banyan and Golden Predator.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
7.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2018	$1,709	$5,569	$22,834	$9,312	$1,503	$40,927
Additions	—	35	—	1,036	—	1,071
Change of estimate in decommission provision	—	—	164	—	—	164

September 30, 2019	$1,709	$5,604	$22,998	$10,348	$1,503	$42,162

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2018	$429	$4,869	$11,448	$7,533	$1,415	$25,694
Depreciation	58	115	870	380	42	1,465

Sepetmber 30, 2019	$487	$4,984	$12,318	$7,913	$1,457	$27,159

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2018	$1,280	$700	$11,386	$1,779	$88	$15,233
						(i)
September 30, 2019	$1,222	$620	$10,680	$2,435	$46	$15,003

(i) Refer to Note 11, as amount excludes ROU assets net book value of $1,482,000 as of September 30, 2019.

During the three and nine month periods ended September 30, 2019, the Corporation recorded total depreciation of property, plant and equipment of $490,000 and $1,458,000 (2018 - $501,000 and $1,465,000), respectively, of which $422,000 and $1,234,000 (2018 - $388,000 and $1,173,000) has been charged to income with $25,000 and $81,000 (2018 - $17,000 and $66,000) recorded in environmental services cost of sales and $397,000 and $1,153,000 (2018 - $371,000 and $1,107,000) reflected under general expenses and mine site care and maintenance.

Of the depreciation recorded for the three and nine month periods ended September 30, 2019, $68,000 and $224,000 (2018 - $113,000 and $292,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
8.	Mineral Properties

	December 31 2018	Expenditures Incurred	September 30 2019

Mineral Properties
Keno Hill District Properties
Bellekeno	$7,123	$266	$7,389
Lucky Queen	824	80	904
Onek	1,065	16	1,081
McQuesten[i]	1,997	—	1,997
Silver King	4,464	—	4,464
Flame & Moth	28,311	426	28,737
Bermingham	32,084	3,871	35,955
Elsa Tailings	884	—	884
Other Keno Hill Properties	5,474	828	6,302

Total	$82,226	$5,487	$87,713

	December 31 2017	Expenditures Incurred	December 31 2018

Mineral Properties
Keno Hill District Properties
Bellekeno	$6,885	$238	$7,123
Lucky Queen	693	131	824
Onek	1,034	31	1,065
McQuesten[i]	1,997	—	1,997
Silver King	4,464	—	4,464
Flame & Moth	22,455	5,856	28,311
Bermingham	23,376	8,708	32,084
Elsa Tailings	884	—	884
Other Keno Hill Properties	2,799	2,675	5,474

Total	$64,587	$17,639	$82,226
(i)	Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($852,000 incurred to September 30, 2019), issue 1,600,000 shares (800,000 shares issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

	Mining Operations Properties	Exploration and Evaluation Properties	Total

September 30, 2019
Cost	$99,834	$78,338	$178,172
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$9,375	$78,338	$87,713

December 31, 2018
Cost	$99,472	$73,213	$172,685
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$9,013	$73,213	$82,226

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Embedded Derivative Asset and Silver Stream
	September 30 2019	December 31 2018

Embedded derivative asset - beginning of period	$9,671	$6,600

Fair value adjustment	6,297	3,071

Embedded derivative asset - end of period	$15,968	$9,671

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which is reset to December 31, 2020. If the completion test is not satisfied by December 31, 2020, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2020. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares on April 10, 2017 to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IFRS 9, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and is to be re-measured at fair value on a recurring basis at each period end with changes in value being recorded within the Statement of Loss.

As at September 30, 2019, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and monthly silver price. The model currently relies upon inputs from the pre-feasibility study (the “PFS”), including payable ounces delivered and calculated future silver head grade. This calculation will be further modified upon completion of further studies, mine plans and/or actual production. The valuation model for the embedded derivative has been updated to utilize a probability-based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
10.	Accounts Payable and Accrued Liabilities
	September 30 2019	December 31 2018
Trade payables	$4,319	$3,567
Accrued liabilities and other	2,907	3,643

	$7,226	$7,210

11.	Leases

a) Right-of-use assets

The Corporation’s significant lease arrangements primarily include contracts for leasing office facilities. As at September 30, 2019, $1,482,000 of right-of-use assets were recorded as part of property, plant and equipment.

September 30 2019
IFRS 16 adoption as at January 1, 2019	$1,883
Additions	—
Depreciation	(401)
$1,482

b) Lease liabilities

As at September 30, 2019, the Corporation recorded, $1,551,000 of lease liabilities. The incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 10.83%.

September 30 2019
IFRS 16 adoption as at January 1, 2019	$1,883
Cash flows:
Principal payments	(439)
Non-cash changes:
Accretion	118

$1,562

c) Undiscounted lease payments

As at September 30, 2019, the Corporation’s undiscounted lease payments consisted of the following:

September 30 2019
2019	$157
2020 2021 2022 2023 Thereafter	541 334 337 322 289

$1,980

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Other Assets
	September 30 2019	December 31 2018
Equity investment in joint venture[1]	$250	$—
Goodwill	550	550
Intangible assets	34	71

	$834	$621

During the nine month period ended September 30, 2019 the Corporation entered into two new separate joint arrangements to provide remediation and water treatment services at two sites as follows:

Wolverine Project, Yukon Canada

The Corporation partnered with Dena Nezziddi Limited Partnership (“DNLP”) and entered into an agreement during the quarter with the Yukon Government to construct and operate a water treatment system, expiring December 2020. Under the terms of the agreement, AEG retains title to the water treatment system, and will pay 25% of future profits or proceeds from the potential sale of the water treatment system to DNLP upon completion of the project or on such date and manner agreed to by the parties.

Mount Nansen Project, Yukon, Canada (Equity Investment in Joint Venture)1

AEG and a joint venture partner, JDS Energy and Mining Inc. (“JDS”), entered into agreement on May 6, 2019 to acquire the abandoned Mount Nansen Mine site (“Mount Nansen”) from the Federal Government of Canada. AEG and JDS formed a limited partnership called Mount Nansen Remediation Limited Partnership (“MNR”), whereby the Federal Government of Canada will pay MNR to remediate environmental contamination from previous mining activities at Mount Nansen. The contractual arrangement provides AEG and JDS with the benefit of the net assets of the joint arrangement, while the rights to the assets and liabilities rest primarily with MNR. AEG and JDS each owns a 50% interest with equal voting rights in MNR and will be jointly responsible for Mount Nansen project remediation work and will share equally in the project’s profitability.

The interest in the joint venture is the carrying amount of the investment in the joint venture under the equity method together with any long-term interests that, in substance, form part of AEG’s net investment in the joint venture. After the joint venturer's interest is reduced to zero, a liability is recognized only to the extent that AEG has incurred legal or constructive obligations or made payments on behalf of the joint venture. If the joint venture subsequently reports profits, then AEG resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

September 30, 2019
Initial capital on equity investment	$100
Additional capital to equity investment	150
Share of loss on equity investment	—

$250

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The following tables are derived from the unaudited interim financial statements of MNR as of September 30, 2019:

a)	Balance Sheet

(unaudited - expressed in thousands of Canadian dollars)	September 30, 2019

Current assets:
Cash	$127
Work in progress	1,534
Other assets	224
Total current assets	$1,885
Current liabilities
Current payables and other liabilities	$1,385
Equity	500
Total liabilities and shareholders’equity	$1,885

All costs incurred in service of the agreement have been capitalized to the balance sheet on the financial statements of MNR as of September 30, 2019.

13.	Credit Facility

On April 30, 2019, AEG entered into an agreement with the Bank of Montreal for a revolving line of credit (“LOC”) for up to $4,000,000. The LOC has an interest rate of approximately 5.7% on drawn funds, is secured against AEG assets and has customary covenants in place that are tested quarterly. AEG utilized the LOC capacity to post a $1,000,000 letter of credit for a remediation project.

As of September 30, 2019 no amounts have been drawn on the LOC.

14.	Decommissioning and Rehabilitation Provision
	September 30 2019	December 31 2018

Balance - beginning of period	$5,286	$5,055

Increase due to re-estimation	317	163
Accretion expense, included in finance costs	37	68

Balance - end of period	$5,640	$5,286

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek deposits. These activities include water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,444,000 (December 31, 2018 - $6,561,000), with the expenditures expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at September 30, 2019, the Corporation has used a risk-free discount rate of 1.50% (December 31, 2018 - 2.08%) and an inflation rate of 2.0% (December 31, 2018 - 2.0%) resulting in a discounted amount of $5,520,000 (December 31, 2018 - $5,204,000).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Capital and Reserves

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the nine month period ended September 30, 2019:

1.	On June 7, 2019, the Corporation completed a bought deal public offering and issued 6,500,000 common shares at a price of US$1.00 per share for aggregate gross proceeds of US$6,500,000. This issuance is under the base shelf prospectus filed on September 21, 2018 as detailed below. The Corporation incurred share issuance costs of US$790,000.
2.	On April 23, 2019 the Corporation completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3,500,000. The flow-through common shares are comprised of: (i) 1,579,000 flow-through shares with respect to Canadian exploration expenses priced at $1.90 per share; and (ii) 263,200 flow-through shares with respect to Canadian development priced at $1.90 per share.
3.	391,988 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
4.	409,500 options were exercised for proceeds of $290,000.
5.	1,315,266 warrants were exercised for proceeds of $2,687,000.

On September 21, 2018 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 with the United States Securities and Exchange Commission under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018.

Equity Incentive Plans

At the Corporations annual general meeting held June 6, 2019, the shareholders approved three new equity incentive plans consisting of a stock option plan (the “New Option Plan”), a restricted share unit plan (the “New RSU Plan”) and a deferred share unit plan (the “New DSU Plan”) (collectively the “New Equity Incentive Plans”), under which the aggregate number of common shares:

i.	On the New Option Plan the maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	On the New RSU Plan the maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	On the New DSU Plan the maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at September 30, 2019, a total of 8,933,333 stock options, 507,001 RSUs and nil DSUs were outstanding under the New Equity Incentive Plans and a total of 2,929,600 stock options, 3,051,979 RSUs and 2,100,000 DSUs remain available for future granting.

Incentive Stock Options

Generally stock options under the New Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance - December 31, 2018	$1.66	7,738,833	$5,469

Stock options granted	$1.28	2,079,000	—
Share-based compensation expense	—	—	1,638
Options exercised	$0.71	(409,500)	(141)
Options forfeited or expired	$1.94	(475,000)	(442)

Balance - September 30, 2019	$1.60	8,933,333	$6,524

Balance - December 31, 2017	$2.06	6,546,666	$6,258

Stock options granted	$2.07	2,524,000	—
Share-based compensation expense	—	—	2,480
Options exercised	$0.77	(281,666)	(106)
Options forfeited or expired	$5.39	(1,050,167)	(3,163)

Balance - December 31, 2018	$1.66	7,738,833	$5,469

During the nine month period ended September 30, 2019, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free rate ranging from 1.45% to 1.86% (2018 - 2.01% to 2.16%) per annum, an expected life of options of 4 years (2018 - 4 years), an expected volatility average of 71% based on historical volatility (2018 - 73%), an expected forfeiture rate average of 2% (2018 - 2%) and no expected dividends (2018 - nil).

Incentive share options outstanding and exercisable at September 30, 2019 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	779,333	0.37	$0.60	779,333	$0.60
$0.84	1,265,000	1.37	$0.84	1,265,000	$0.84
$1.27	1,699,000	4.27	$1.27	849,500	$1.27
$1.27	325,000	2.27	$1.27	—	$1.27
$1.73	600,000	1.69	$1.73	600,000	$1.73
$1.75	40,000	2.88	$1.75	40,000	$1.75
$1.76	50,000	4.50	$1.76	25,000	$1.76
$1.78	150,000	1.75	$1.78	150,000	$1.78
$1.93	60,000	3.61	$1.93	45,000	$1.93
$2.07	1,834,000	3.33	$2.07	1,834,000	$2.07
$2.07	587,000	3.33	$2.07	—	$2.07
$2.32	1,544,000	2.34	$2.32	1,544,000	$2.32

	8,933,333	2.63	$1.60	7,131,833	$1.61

The weighted average share price at the date of exercise for options exercised during the three and nine month periods ended September 30, 2019 was $2.66 and $2.33 (2018 - $nil and $1.96), respectively.

During the three and nine month periods ended September 30, 2019, the Corporation recorded total share-based compensation expense of $309,000 and $1,638,000 (2018 - $451,000 and $2,165,000), respectively, which related to incentive share options, of which $26,000 and $195,000 (2018 - $57,000 and $334,000) was recorded to mineral properties and $283,000 and $1,443,000 (2018 - $394,000 and $1,831,000) has been charged to income.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance - December 31, 2018	273,989	$371

RSUs granted	625,000	—
Share-based compensation expense recognized	—	631
RSUs vested	(391,988)	(636)

Balance - September 30, 2019	507,001	$366

Balance - December 31, 2017	398,325	$401

RSUs granted	193,700	—
Share-based compensation expense recognized	—	467
RSUs vested	(318,036)	(497)

Balance - December 31, 2018	273,989	$371

During the nine month period ended September 30, 2019 the Corporation granted a total of 625,000 RSUs (2018 - 193,700) with a total grant-date fair value determined to be $399,000 (2018 - $399,000). Included in general and administrative expenses for the three and nine month periods ended September 30, 2019 is share-based compensation expense of $142,000 and $631,000 (2018 - $68,000 and $399,000), respectively, related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the nine month period ended September 30, 2019 was $1.46 (2018 - $1.72).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU generally vests upon a director ceasing to be a director of the Corporation.

As of September 30, 2019, there has been no DSUs granted.

16.	Revenue from Environmental Services

The Corporation recorded environmental services revenue for the three and nine month periods ending September 30, 2019 and 2018 as follows:

	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018

Environmental services revenue
Fee for service	$5,429	$3,872	$13,225	$9,704
Fixed price agreements	1,771	797	9,902	1,274

	$7,200	$4,669	$23,127	$10,978

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three and nine month periods ending September 30, 2019 and 2018 as follows:

Corporate	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018
General and administrative expenses
Depreciation	$22	$23	$67	$71
Depreciation from ROU assets	52	—	156	—
Amortization of intangible assets	3	3	8	9
Business development and investor relations	100	83	301	367
Office, operating and non-operating overheads	154	315	416	561
Professional and advisory	228	188	368	526
Regulatory	41	25	198	180
Restructuring costs	—	—	—	92
Salaries and contractors	488	555	2,050	1,630
Share-based compensation	418	451	2,021	2,201
Travel	97	55	185	190

	$1,603	$1,698	$5,770	$5,827
Environmental Services	Three Months Ended		Six Months Ended
	2019	2018	2019	2018
General and administrative expenses
Depreciation	$48	$45	$144	$79
Depreciation from ROU assets	80	—	239	—
Amortization of intangible assets	9	10	28	30
Business development	80	152	410	249
Office, operating and non-operating overheads	415	305	1,229	792
Professional	72	72	242	118
Salaries and contractors	1,028	709	2,914	1,717
Travel	45	48	132	111

	$1,777	$1,341	$5,338	$3,096
Total General and Administrative Expenses	$3,380	$3,039	$11,108	$8,923

18.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three and nine month periods ended September 30, 2019 and 2018 as follows:

	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018

Mine site care and maintenance
Depreciation	$309	$322	$924	$973
Salaries and contractors[1]	31	212	142	894
Materials and equipment[1]	10	88	99	294
Other expenses	79	29	343	123

	$429	$651	$1,508	$2,284
1. Included in mine site care and maintenance costs are refurbishment and mill maintenance costs.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Other Income and Expenses

The Corporation recorded other income and expenses for the three and nine month periods ended September 30, 2019 and 2018 as follows:

	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018

Credit Facility fee	$(72)	$(275)	$(389)	$(655)
Interest on lease liabilities	(37)	—	(118)	—
Interest income	74	74	124	195
Foreign exchange gain (loss)	(13)	(11)	(37)	26
Other income (expenses)	(13)	9	(56)	(55)

	$(61)	$(203)	$(476)	$(489)

20.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	September 30 2019	December 31 2018

Fair value through profit or loss
Warrants	Level 2	$7	$24
Embedded derivative - Wheaton agreement	Level 3	$15,968	$9,671

Fair value through other comprehensive loss
Investment in marketable securities	Level 1	$746	$736
		$16,721	$10,431

During the nine month period ended September 30, 2019, the fair value of warrants was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.59% (2018 - 2.19%) per annum, an expected life of options of 0.80 to 1.23 years (2018 - 0.87 to 2.23 years), an expected volatility of 75% to 78% (2018 - 75% to 100%) based on historical volatility and no expected dividends (2018 - nil).

During the nine month period ended September 30, 2019, the fair value of the embedded derivative related to the Wheaton agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $6,296,000 (2018 - $1,937,000). The model currently relies upon inputs from the PFS announced on March 28, 2019, and considers payable ounces expected to be delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
21.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended September 30, 2019 and 2018 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018

Operating cash flows arising from interest and taxes
Interest received	$43	$38	$95	$84

Non-cash investing and financing transactions
Capitalization of share-based compensation to mineral properties	$26	$57	$195	$334
Capitalization of depreciation to mineral properties	$68	$113	$224	$292
Capitalization of re-estimation of decommissioning and rehabilitation provision	$80	$(164)	$317	$(23)
Share issuance costs (non-cash)	$—	$—	$104	$—
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(13)	$(19)	$(11)	$14
Exploration and evaluation properties	$(299)	$(233)	$(275)	$1,427

22.	Segmented Information

The Corporation had two operating segments during the three and nine month periods ended September 30, 2019 and 2018. The first is mining operations at the, formerly operating Bellekeno mine, which produced silver, lead and zinc in the form of concentrates (put on care and maintenance in September 2013), as well as exploration, underground development and evaluation activities; and secondly environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of the environmental services operating segments was derived primarily from the United States.

Segmented information as at and for the three and nine month periods ended September 30, 2019 and 2018 is summarized as follows:

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three months ended September 30, 2019	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$5,468	$—	$—	$5,486
Non-Canadian	1,732	—	—	1,732
Total revenues as reported	7,200	—	—	7,200

Cost of sales	5,780	—	—	5,780
Depreciation and amortization	137	309	77	523
Share-based compensation	—	—	419	419
Other G&A expenses	1,642	16	1,090	2,748
Mine site care and maintenance	—	120	—	120
Foreign exchange (gain) loss	20	1	(8)	13
Loss on investments	—	(2)	(1)	(3)
Loss on equity investments	(398)	—	—	(398)
Gain on derivative asset	—	191	—	191
Other (income) loss	9	24	14	47

Segment income (loss) before taxes	$10	$(659)	$(1,591)	$(2,240	)(i)

Total assets	$12,401	$124,259	$13,434	$150,094
Total liabilities	$5,494	$11,971	$2,698	$20,163

As at and for the three months ended September 30, 2018	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$2,629	$—	$—	$2,629
Non-Canadian	2,040	—	—	2,040
Total revenues as reported	4,669	—	—	4,669

Cost of sales	2,967	—	—	2,967
Depreciation and amortization	55	—	26	81
Share-based compensation	—	—	451	451
Other G&A expenses	1,286	21	1,475	2,782
Mine site care and maintenance	—	651	—	651
Foreign exchange (gain) loss	13	(2)	1	12
Loss on investments		20	66	86
Gain on derivative asset	—	(1,937)	—	(1,937)
Other (income) loss	—	20	(74)	(54)

Segment income (loss) before taxes	$348	$1,227	$(1,945)	$(370	)(i)

Total assets	$6,810	$109,612	$15,859	$132,281
Total liabilities	$2,433	$10,109	$1,766	$14,308

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the nine months ended September 30, 2019	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$16,487	$—	$—	$16,487
Non-Canadian	6,640	—	—	6,640
Total revenues as reported	23,127	—	—	23,127

Cost of sales	18,201	—	—	18,201
Depreciation and amortization	411	924	231	1,566
Share-based compensation	—	—	2,022	2,022
Other G&A expenses	4,927	53	3,463	8,443
Mine site care and maintenance	—	584	—	584
Foreign exchange (gain) loss	23	(4)	18	37
Loss on investments	—	3	13	16
Loss on equity investments	—	—	—	—
Gain on derivative asset	—	(6,296)	—	(6,296)
Other (income) loss	42	38	360	440

Segment income (loss) before taxes	$(477)	$4,698	$(6,107)	$(1,886	)(i)

Total assets	$12,401	$124,259	$13,434	$150,094
Total liabilities	$5,494	$11,971	$2,698	$20,163

As at and for the nine months ended September 30, 2018	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$6,434	$—	$—	$6,434
Non-Canadian	4,544	—	—	4,544
Total revenues as reported	10,978	—	—	10,978

Cost of sales	7,000	—	—	7,000
Depreciation and amortization	109	—	80	189
Share-based compensation	—	—	2,201	2,201
Other G&A expenses	3,064	70	4,132	7,266
Mine site care and maintenance	—	2,284	—	2,284
Foreign exchange (gain) loss	14	4	(43)	(25)
Loss on investments		106	427	533
Gain on derivative asset	—	(2,600)	—	(2,600)
Other (income) loss	(8)	55	(187)	(140)

Segment income (loss) before taxes	$799	$81	$(6,610)	$(5,730	)(i)

Total assets	$6,810	$109,612	$15,859	$132,281
Total liabilities	$2,433	$10,109	$1,766	$14,308

(i)	Represents consolidated loss before taxes.

For the nine month period ended September 30, 2019, revenue from two customers of the Corporation’s Environmental Services segment represents approximately $13,500,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
23.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three and nine month periods ended September 30, 2019 and 2018 was as follows:

(a)	Key Management Personnel Compensation
	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018

Salaries and other short-term benefits	$570	$531	$2,048	$1,610
Share-based compensation	369	441	1,859	2,015
	$939	$972	$3,907	$3,625

Key management includes the Corporation’s Board of Directors and members of senior management.

24.	Commitments

As at September 30, 2019, the Corporation’s non-lease contractual obligations are as follows:

(a)	The Corporation’s contractual obligations with respect to capital asset expenditures, totaled approximately $360,000.
(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $37,000 by December 31, 2019 and $2,807,000 by December 31, 2020.